

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 29, 2016

Mr. Walter G. Borst
Chief Financial Officer
Navistar International Corporation
2701 Navistar Drive
Lisle, IL 60532

   Re: Navistar International Corporation
     Form 10-K for the Year Ended October 31, 2015
     Filed December 17, 2015
     File No. 001-09618

Dear Mr. Borst:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Melissa Raminpour

      Melissa Raminpour
      Branch Chief
      Office of Transportation and Leisure